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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 6)*

                           MICRO GENERAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
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                        (Title of Class of Securities)

                                   594-38104
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                                (CUSIP Number)

   RICHARD H. PICKUP, c/o WEDBUSH MORGAN SECURITIES, 610 NEWPORT CENTER DR.,
          SUITE 1300, NEWPORT BEACH, CALIFORNIA 92660, (714) 759-1311
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               FEBRUARY 14, 1998
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D - AMENDMENT NO. 6


CUSIP No.     594-38104                                      PAGE 2 OF 6 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Richard H. Pickup - #571,34-7386
      Dito Devcar Corporation, a Nevada corporation - #88-0294385
      Dito Devcar L.P., a Nevada limited partnership - #88-0294387
      Pickup Pension Plan ("Employee Pension Plan") - #57 - 1347386
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      PF and WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION Richard H. Pickup is a resident of the State of California and is a citizen of the USA. Dito Devcar Corp.
      and Deto Devcar L.P. are entities doing business in and organized pursuant to the laws of the State of Nevada. Pickup Pension is a California entity.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          Richard H. Pickup - 197,800 Pickup Pension Plan -
                          42,300
                          Dito Devcar Corp. - 189,500
                          Dito Devcar L.P. - 65,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            (SEE ITEM 7 ABOVE)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (SEE ITEM 7 ABOVE) TOTAL OWNED: 494,600
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Richard H. Pickup - 10.15%    Pickup Pension Plan - 2.17%
      Dito Devcar Corp. - 9.72%
      Dito Devcar L.P. - 3.33%      Combined Total - 25.37%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      Richard H. Pickup - IN        Dito Devcar Corp. - CO
      Dito Devcar L.P. - CO         Pickup Pension Plan - CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               PAGE 3 OF 6 PAGES

                        AMENDMENT NO. 6 TO SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

        This statement is Amendment No. 6 to Schedule 13D previously filed by Richard H. Pickup and Dito Devcar Corporation ("Dito") and relates to shares of $.01 par value common stock ("Shares") of Micro General Corporation, a Delaware corporation ("Micro"). The principal executive offices of Micro are located at 14711 Bentley Circle, Tustin, California 92780-7226. The Shares of Micro are currently traded on the "over-the-counter" market.

ITEM 2. IDENTITY AND BACKGROUND

        This Amendment No. 6 is being filed as a year-end report and to report acquisition of additional Shares by one of the registrants, Dito. As disclosed in the prior Schedule 13D and Amendments thereto, Mr. Pickup does, directly or indirectly, exert control over the other reporting entities and, therefore, it is acknowledged that each of the entities identified herein holding Shares is a member of a group.

        In addition, as is disclosed under Item 5 herein, Dito Caree L.P. did enter into a new and additional loan transaction with Micro and, as disclosed in Item 5 hereinbelow, Dito did receive certain warrants which may, under certain circumstances, entitle the holder to convert such warrants into Shares of common stock of the Company. A further explanation of the interests held by Dito Caree L.P., in addition to those interests disclosed in the original
Schedule 13D and Amendments thereto, is provided under Item 5 hereinbelow.

        The holdings of each of the registrant entities, as identified in the original Schedule 13D and Amendments thereto, are as follows:

        A.      Mr. Richard H. Pickup, who is the holder of 197,800 Shares;

        B. Dito Devcar Corporation, who is the holder of 189,500 Shares, with an additional acquisition of Shares having occurred within sixty (60) days of the date of this filing and said transaction being reflected in Item 5 hereinbelow;

        C.      Dito Devcar L.P., who is the holder of 65,000 Shares; and

        D.      The Pickup Pension Plan, who is the holder of 42,300 Shares.

        Within the past five (5) years, none of the filing persons, nor any of the corporations, limited partnerships or other entities designated herein, nor any of the officers or directors of any of the corporations designated herein, have been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding or a judicial or administrative proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        All funds utilized by each of the reporting entities in acquiring any Shares represented personal funds or working capital of the entity acquiring such funds, including those funds loaned by Dito Caree L.P., as referenced in
Item 5 hereinbelow.

                                                               PAGE 4 OF 6 PAGES


ITEM 4. PURPOSE OF TRANSACTION

        The purpose of each and all of the acquisition transactions described herein represented acquisitions of Shares by each of the filing persons for investment purposes only. Any acquisition of Shares in any transaction were for the purpose of acquiring Shares as a long-term investment.

        The alternatives which are available to the filing persons include the entering into or reaching an agreement with one or more of the filing persons or any third person concerning the acquisition and disposition of Shares and shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of Micro common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Mr. Richard H. Pickup, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following specified actions by any of the filing persons can be ruled out in the future for either the short or long term.

        None of the filing persons has any present plans or proposals which may relate to or result in:

        A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

        B. An extraordinary corporate transaction, such as merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

        C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

        D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board.

        E. Any material change in the present capitalization or dividend policy of the issuer.

        F.  Any material change in the issuer's business or corporate structure.

        G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

        H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        I. Causing a class of equity securities of the issuer becoming eligible for termination of registration to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        J.  Any action similar to any of those enumerated above.

                                                               PAGE 5 OF 6 PAGES


          However, as noted above, plans may in the future change and, therefore, none of the foregoing specified actions by any of the filing persons can be ruled out in the future for either the short or the long term.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Each of the filing persons hold the hereinafter described Shares of Micro. As noted hereinabove, although it is acknowledged that each of the filing persons represents members of a "group" by reason of their affiliation or direct control by Mr. Pickup, no form of agreement, formal or informal, exists by and between any of the filing persons concerning the acquisition, holding, voting or disposition of any Shares or any other matters relating to Micro.

          As disclosed in the previous Amendment to Schedule 13D ("Amendment No. 5") and in addition to the Shares held by each of the filing persons herein, a separate entity, Dito Caree L.P., a Nevada limited partnership ("Caree"), does hold interests in certain convertible notes issued by Micro during the year of 1996. In addition, in November of 1997, Micro did enter into an additional Loan Agreement with Micro pursuant to which Caree did loan the sum of $400,000 to Micro and did receive, as a portion of the consideration for such loan, a warrant to convert said warrant into One Hundred and Fifty Thousand (150,000) Shares of common stock of Micro at a conversion price of $1.50 per Share, providing that such warrant exercise shall occur prior to November 25, 2002. Caree has, as of this date, exercised no rights under the terms of such warrant, nor has it exercised any rights of conversion under the terms of the Convertible Notes issued in 1996. There is no existing plan by Caree to convert any or all of such note obligation into Shares, nor to exercise rights under the warrant, although such event of conversion cannot be eliminated as an option available to Caree.

          The holdings and Shares of each of the filing entities are as follows:

          A. Richard H. Pickup owns 197,800 Shares. Said Shares represent 10.15% of all outstanding Shares of Micro, which percentage is based on Micro's most recent SEC filing reflecting a total of 1,948,666 Shares outstanding. All calculations concerning the percentage of ownership of each of the filing persons is based upon an outstanding issuance of 1,948,666 Shares.

          B. Dito is the owner of 189,500 Shares. Within the past sixty (60) days, Dito did acquire Shares in a brokered open market trade transaction as follows:

  Date      Number of Shares         Price Per Share          Consideration Paid
  ----      ----------------         ---------------          ------------------
1/12/98          75,000                   $1.75                    $131,250

          Dito's total holdings of 189,500 Shares represents 9.72% of all issued and outstanding Shares.

          C. Pension Plan is the holder of 42,300 Shares, which holdings represent 1.17% of all of the issued and outstanding Shares of Micro.

          D. Dito Devcar L.P. is the holder of 65,000 Shares. Said Shares represent 3.33% of all of the issued and outstanding Shares of Micro.

                                                               PAGE 6 OF 6 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            No understandings, contracts, arrangements or agreements exist by and between any of the filing entities concerning Micro or the Shares of Micro. As noted hereinabove, L.P. does hold convertible notes issued by Micro which may under certain circumstances be converted to Common Stock of Micro.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

            Not applicable. There are no exhibits to this filing.


                                   SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: Feb. 14, 1998                         DITO DEVCAR CORPORATION,
                                            a Nevada corporation



                                            By: /s/ DAVID B. HEHN
                                                --------------------------------
                                                David B. Hehn, President


                                            DITO DEVCAR L.P.,
                                            a Nevada limited partnership

                                                  By:   Gamebusters, Inc.
                                                        General Partner


                                                  By: /s/ DAVID B. HEHN
                                                      --------------------------
                                                      David B. Hehn, President


                                            PICKUP PENSI0N PLAN


                                            By: /s/ RICHARD H. PICKUP
                                                --------------------------------
                                                Richard H. Pickup



                                            /s/ RICHARD H. PICKUP
                                            ------------------------------------
                                            Richard H. Pickup